Exhibit 99.52

Ellis, Govenlock LLP

CHARTERED ACCOUNTANTS

Wayne Ellis, C.A. *	Allen W. Govenlock, C.A. *	#2, 9363 50 Street
Terence W. Eddie, C.A. *	Scott Allen, C.A. *	Edmonton, Alberta
T6B 2L5

James F. Kalmacoff, C.A. *	Kenneth W. Scott, C.A. *	Telephone (780) 451-2713
Fax (780) 454-0588
E-Mail: mail@egca.ab.ca

September 24, 2004

Alberta Securities Commission

300 - 5th Avenue SW, 4th Floor

Calgary, Alberta

T2P 3C4

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

Re:

Chap Mercantile Inc. (the "Company")

Notice of Change of Auditor

In accordance with National Instrument 51-102, entitled "Continuous Disclosure Obligations", and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated September 24, 2004, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

/s/ Ellis, Govenlock LLP

Chartered Accountants

cc:  TSX Venture Exchange

*Denotes Chartered Accountant who is a Professional Corporation